[CADWALADER, WICKERSHAM & TAFT LETTERHEAD]



October 28, 1999



VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Schedule 13D on Behalf of Patrick E. Malloy
         -------------------------------------------

Ladies and Gentlemen:

We hereby file Schedule 13D under the Securities Exchange Act of 1934, as amended, on behalf of Patrick E. Malloy, to report ownership of more than 20% of the common stock, par value $0.20 per share, of Goodrich Petroleum Corp. (the "Issuer"). Copies of the Schedule 13D are also being filed with the Issuer.

Please telephone the undersigned at (212) 504-6436 if you have any questions or comments.

Very truly yours,


/s/ William P. Mills, III

    William P. Mills, III

cc:      Goodrich Petroleum Corp.
         Patrick E. Malloy

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                            Goodrich Petroleum Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.20
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   382410 10 8
              -----------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 21, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410 10 8

                                  SCHEDULE 13D
---------------------------                          ---------------------------
CUSIP NO. 382410 10 8                                PAGE 2 OF 7 PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Patrick E. Malloy
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (A) [ ]  (B)[X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,244,800
      NUMBER OF         --------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 1,244,800
        PERSON          --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,244,800
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20. 55%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 7 PAGES



ITEM 1.     SECURITY AND ISSUER

            This  statement  relates to shares of common stock,  $0.20 par value per share (the "Common Stock"), of Goodrich Petroleum Corporation (the "Corporation"). On October 12, 1999, Patrick E. Malloy (the "Reporting Person") filed a Schedule 13G disclosing his beneficial ownership of more than 5% of the Common Stock. On October 21, 1999, the Reporting Person's beneficial ownership of the Common Stock exceeded 20% of the outstanding Common Stock, and, therefore, the Reporting Person is filing this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act.

            The Corporation's principal executive office is located at 815 Walker, Suite 1040, Houston, TX 77002.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by the Reporting Person.

            (b) The business address of the Reporting Person is: Bay Street at the Waterfront, Sag Harbor, NY 11963.

            (c)  The  Reporting   Person's  present  principal   occupation  is:
President of Malloy Enterprises, Inc., which specializes in real estate and other investments.

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The funds used by the Reporting Person to purchase the securities of the Corporation were derived from borrowing through margin accounts and from personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person has acquired his beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the

                                                               PAGE 4 OF 7 PAGES



Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as of August 13, 1999, the Corporation had issued and outstanding 5,277,703 shares of Common Stock. The Reporting Person is the beneficial owner of 1,244,800 shares of Common Stock or 20.55% of the outstanding Common Stock, consisting of (i) 464,800 shares of Common Stock, (ii) $1,200,000 of Goodrich Petroleum Company LLC Convertible Notes which are currently convertible into 300,000 shares of Common Stock, (iii) 150,000
Preferred Units of Goodrich Petroleum Company LLC which are currently convertible into 150,000 shares of Common Stock, and (iv) warrants to purchase 330,000 shares of Common Stock, which are currently exercisable.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,244,800 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 1,244,800 shares of Common Stock.

            (c) See attached Schedule A.

            (d) Not Applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                                               PAGE 5 OF 7 PAGES



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 28, 1999.


                                                  /S/  PATRICK E. MALLOY
                                                  ------------------------------
                                                       PATRICK E. MALLOY

                                                               PAGE 6 OF 7 PAGES



SCHEDULE A

                 Transactions in Shares of Common Stock over the
                       60 days preceding October 28, 1999.


                                                    Purchase or       Price Per
                  Date        Number of Shares        Sale (1)        Share (2)
                  ----        ----------------        --------        ---------
 Patrick E
Molloy, III:

               09/08/1999                5,000        Purchase          $1.06
               09/08/1999                3,000        Purchase          $1.06
               09/09/1999                3,500        Purchase          $1.06
               09/09/1999                6,000        Purchase          $1.06
               09/09/1999                1,900        Purchase          $1.06
               09/09/1999               10,000        Purchase          $1.12
               09/14/1999                3,100        Purchase          $1.62
               09/20/1999                4,000        Purchase          $2.12
               09/20/1999                3,600        Purchase          $1.87
               09/20/1999                1,400        Purchase          $1.93
               09/20/1999                5,000        Purchase          $2.00
               09/20/1999                4,000        Purchase          $2.00
               09/21/1999                4,000        Purchase          $2.06
               09/22/1999               15,000        Purchase          $2.25
               09/22/1999                  200        Purchase          $2.18
               09/22/1999                5,300        Purchase          $2.25
               09/22/1999                6,100        Purchase          $2.25
               09/23/1999                2,800        Purchase          $2.31
               09/23/1999               12,900        Purchase          $2.37
               09/24/1999                8,200        Purchase          $2.48
               09/27/1999                1,000        Purchase          $2.62
               09/27/1999                8,600        Purchase          $2.68
               09/28/1999               28,500        Purchase          $2.59
               09/28/1999               14,500        Purchase          $2.59
               09/29/1999                2,500        Purchase          $2.42
               09/30/1999                8,000        Purchase          $2.60
               09/30/1999                5,500        Purchase          $2.60
               10/01/1999                7,600        Purchase          $2.57
               10/01/1999                7,600        Purchase          $2.57
               10/04/1999                1,400        Purchase          $2.62
               10/05/1999               28,650        Purchase          $2.61

                                                               PAGE 7 OF 7 PAGES



               10/05/1999               30,050        Purchase          $2.61
               10/06/1999                5,800        Purchase          $2.50
               10/06/1999                5,800        Purchase          $2.50
               10/07/1999                5,600        Purchase          $2.66
               10/08/1999                4,000        Purchase          $2.50
               10/11/1999               38,500        Purchase          $2.26
               10/11/1999               37,000        Purchase          $2.26
               10/13/1999                8,000        Purchase          $2.25
               10/14/1999               10,500        Purchase          $2.20
               10/15/1999                1,500        Purchase          $2.25
               10/18/1999                1,600        Purchase          $2.17
               10/19/1999               11,500        Purchase          $2.42
               10/20/1999               13,800        Purchase          $2.65
               10/20/1999               12,100        Purchase          $2.65
               10/21/1999               12,100        Purchase          $2.72
               10/21/1999               25,900        Purchase          $2.72
               10/22/1999                5,800        Purchase          $2.75
                                       -------

           Total                       448,400



---------------------------
(1) Open market transactions.

(2) Excluding brokerage commissions.